Exhibit 99.1

Ur-Energy Inc.
(a Development Stage Company)
Headquartered in Littleton, Colorado

Unaudited Interim Consolidated Financial Statements

September 30, 2010

(expressed in Canadian dollars)

Ur-Energy Inc.
(a Development Stage Company)
Unaudited Interim Consolidated Balance Sheets

(expressed in Canadian dollars)

	September 30, 2010	December 31, 2009
	$	$

Assets

Current assets
Cash and cash equivalents (note 3)	27,471,163	32,457,323
Short-term investments (note 3)	7,209,416	10,932,101
Marketable securities	33,000	29,250
Amounts receivable	31,854	19,509
Prepaid expenses	160,298	101,653

	34,905,731	43,539,836

Bonding and other deposits (note 4)	3,956,879	2,920,835
Mineral properties (note 5)	29,974,272	29,733,296
Capital assets (note 6)	3,327,378	2,739,121
Equity investments (note 7)	2,769,117	2,769,117

	40,027,646	38,162,369

	74,933,377	81,702,205

Liabilities and shareholders' equity

Current liabilities
Accounts payable and accrued liabilities	1,388,483	1,046,963
Asset retirement obligation (note 8)	620,728	503,712

	2,009,211	1,550,675

Shareholders' equity (note 9)
Capital stock	148,763,479	144,053,337
Warrants	37,013	-
Contributed surplus	14,196,853	13,671,699
Deficit	(90,073,179)	(77,573,506)

	72,924,166	80,151,530

	74,933,377	81,702,205

The accompanying notes are an integral part of these consolidated financial statements

Approved by the Board of Directors

(signed) /s/ Jeffery T. Klenda, Director	(signed) /s/ Thomas Parker, Director

Ur-Energy Inc.
(a Development Stage Company)
Unaudited Interim Consolidated Statements of Operations, Comprehensive Loss and Deficit

(expressed in Canadian dollars)

					Cumulative
					from
	Three Months	Three Months	Nine Months	Nine Months	March 22, 2004
	Ended	Ended	Ended	Ended	Through
	September 30,	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009	2010
	$	$	$	$	$

Expenses
General and administrative	1,146,958	1,248,210	3,735,545	4,008,718	31,089,074
Exploration and evaluation	1,779,132	2,214,050	3,622,878	4,724,946	48,349,658
Development	1,918,003	1,878,899	4,271,423	5,152,967	20,057,262
Write-off of mineral properties	381,252	(4,623)	381,252	102,439	803,336

	(5,225,345)	(5,336,536)	(12,011,098)	(13,989,070)	(100,299,330)

Interest income	83,516	130,519	281,693	749,899	7,251,047
Loss on equity investments (note 7)	(13,635)	(13,490)	(27,031)	(13,490)	(44,886)
Foreign exchange gain (loss)	(588,286)	(814,255)	(739,073)	(2,112,975)	1,323,055
Other income (loss)	8,586	1,085,947	(4,164)	975,115	899,435

Loss before income taxes	(5,735,164)	(4,947,815)	(12,499,673)	(14,390,521)	(90,870,679)

Recovery of future income taxes	-	797,500	-	797,500	797,500

Net loss and comprehensive loss for the period	(5,735,164)	(4,150,315)	(12,499,673)	(13,593,021)	(90,073,179)

Deficit - Beginning of period	(84,338,015)	(68,283,394)	(77,573,506)	(58,840,688)	-

Deficit - End of period	(90,073,179)	(72,433,709)	(90,073,179)	(72,433,709)	(90,073,179)

Weighted average number of common shares outstanding:
Basic and diluted	98,949,781	93,907,324	96,234,164	93,829,182

Loss per common share:
Basic and diluted	(0.06)	(0.04)	(0.13)	(0.14)

The accompanying notes are an integral part of these consolidated financial statements

Ur-Energy Inc.
(a Development Stage Company)
Unaudited Interim Consolidated Statements of Cash Flow

(expressed in Canadian dollars)

					Cumulative
					from
	Three Months	Three Months	Nine Months	Nine Months	March 22, 2004
	Ended	Ended	Ended	Ended	Through
	September 30,	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009	2010
	$	$	$	$	$
Cash provided by (used in)
Operating activities
Net loss for the period	(5,735,164)	(4,150,315)	(12,499,673)	(13,593,021)	(90,073,179)
Items not affecting cash:
Stock based compensation	187,777	282,314	565,619	757,288	16,278,690
Amortization of capital assets	194,154	125,820	392,316	414,874	1,544,931
Provision for reclamation	120,672	14,430	127,967	91,396	646,089
Write-off of mineral properties	381,252	(4,623)	381,252	102,439	803,336
Foreign exchange loss (gain)	592,606	814,255	739,073	2,112,975	(1,322,986)
Gain on sale of assets	7,915	(1,062,056)	7,915	(1,062,056)	(1,071,081)
Non-cash exploration costs (credits)	-	-	-	-	1,819,225
Other loss (income)	(16,500)	(5,250)	(3,750)	(22,250)	(2,002)
Future income taxes	-	(797,500)	-	(797,500)	(797,500)
Change in non-cash working capital items:
Amounts receivable	(3,290)	10,109	(12,697)	69,956	(21,032)
Prepaid expenses	8,864	(57,438)	(60,321)	(172,605)	(167,986)
Accounts payable and accrued liabilities	673,709	542,642	304,437	(972,822)	1,182,389
	(3,588,005)	(4,287,612)	(10,057,862)	(13,071,326)	(71,181,106)

Investing activities
Mineral property costs	(145,842)	(12,666)	(617,527)	(177,864)	(11,576,100)
Purchase of short-term investments	(3,664,642)	(300,753)	(17,652,069)	(26,412,446)	(182,539,005)
Sale of short-term investments	6,393,313	25,854,963	21,293,849	64,816,227	176,887,009
Decrease (increase) in bonding and other deposits	(1,120,435)	352,706	(1,103,211)	(878,982)	(4,094,323)
Payments from venture partner	-	-	-	-	146,806
Proceeds from sale of data base and capital assets	17,769	1,086,980	17,769	1,086,980	1,127,069
Purchase of capital assets	(287,120)	(769,401)	(1,017,386)	(1,295,611)	(4,893,459)
	1,193,043	26,211,829	921,425	37,138,304	(24,942,003)

Financing activities
Issuance of common shares and warrants for cash	-	-	5,000,000	-	127,668,053
Share issue costs	(13,074)	-	(234,850)	-	(2,803,875)
Proceeds from exercise of warrants and stock options	-	1,392	6,541	1,392	18,575,865
Payment of New Frontiers obligation	-	-	-	-	(17,565,125)
	(13,074)	1,392	4,771,691	1,392	125,874,918

Effects of foreign exchange rate changes on cash	(453,140)	(677,174)	(621,414)	(1,414,546)	(2,280,646)

Net change in cash and cash equivalents	(2,861,176)	21,248,435	(4,986,160)	22,653,824	27,471,163
Beginning cash and cash equivalents	30,332,339	27,205,124	32,457,323	25,799,735	-
Ending cash and cash equivalents	27,471,163	48,453,559	27,471,163	48,453,559	27,471,163
Non-cash financing and investing activities:
Common shares issued for properties	-	42,750	-	452,250	1,164,750

The accompanying notes are an integral part of these consolidated financial statements

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2010

(expressed in Canadian dollars)
1.	Nature of operations

Ur-Energy Inc. (the "Company") is a development stage junior mining company headquartered in Littleton, Colorado, engaged in the identification, acquisition, evaluation, exploration and development of uranium mineral properties primarily in the United States with additional exploration interests in Canada.  Due to the nature of the uranium mining methods to be used by the Company on the Lost Creek property, and the definition of “mineral reserves” under National Instrument 43-101 (“NI 43-101”), which uses the Canadian Institute of Mining (“CIM”) Definition Standards, the Company has not determined whether the properties contain mineral reserves.  However, the Company’s April 2008 “NI 43-101 Preliminary Assessment for the Lost Creek Project Sweetwater County, Wyoming” outlines the economic viability of the Lost Creek project, which is currently in the permitting process with state and federal regulators.  The recoverability of amounts recorded for mineral properties is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain the necessary financing to develop the properties and upon attaining future profitable production from the properties or sufficient proceeds from disposition of the properties.

2.	Significant accounting policies

Basis of presentation

Ur-Energy Inc. was incorporated on March 22, 2004 under the laws of the Province of Ontario.  The Company continued under the Canada Business Corporations Act on August 8, 2006.  These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include all of the assets, liabilities and expenses of the Company and its wholly-owned subsidiaries Ur-Energy USA Inc., NFU Wyoming, LLC, Lost Creek ISR, LLC, NFUR Bootheel, LLC, Hauber Project LLC, NFUR Hauber, LLC, ISL Resources Corporation, ISL Wyoming, Inc. and CBM-Energy Inc.  All inter-company balances and transactions have been eliminated upon consolidation.  Ur-Energy Inc. and its wholly-owned subsidiaries are collectively referred to herein as the “Company”.

The operating results for the interim periods presented are not necessarily indicative of the results expected for the full year. The accounting policies used in the preparation of the unaudited interim consolidated financial statements conform to those used in the Company’s annual financial statements for the year ended December 31, 2009 and reflect all normal and recurring adjustments considered necessary to fairly state the results for the periods presented.

These unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements.  These unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2009.

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period.

3.	Cash and cash equivalents and short-term investments

The Company’s cash and cash equivalents are composed of:

	As at	As at
	September 30,	December 31,
	2010	2009
	$	$

Cash on deposit at banks	129,993	308,918
Guaranteed investment certificates	287,500	287,500
Money market funds	27,053,670	25,564,505
Certificates of deposit	-	6,296,400

	27,471,163	32,457,323

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2010

(expressed in Canadian dollars)

The Company’s short term investments are composed of:

	As at	As at
	September 30,	December 31,
	2010	2009
	$	$

Guaranteed investment certificates	3,862,109	2,342,637
Certificates of deposit	3,347,307	8,589,464

	7,209,416	10,932,101

The Company’s cash and cash equivalents of $27.5 million and short-term investments of $7.2 million consist of Canadian dollar and U.S. dollar denominated deposit accounts, guaranteed investment certificates, money market funds and certificates of deposits.  They bear interest at annual rates ranging from 0.40% to 1.15% and mature at various dates up to September 28, 2011.  The instruments with initial maturity over ninety days have been classified as short-term investments.

These instruments are maintained at financial institutions in Canada and the United States.  Of the amount held on deposit, approximately $6.8 million is covered by either the Canada Deposit Insurance Corporation or the Federal Deposit Insurance Corporation.  Another $3.5 million is guaranteed by a Canadian provincial government leaving approximately $24.4 million at risk should the financial institutions with which these amounts are invested be rendered insolvent.  As at September 30, 2010, the Company does not consider any of its financial assets to be impaired.

4.	Bonding and other deposits

Bonding and other deposits include $3,956,879 (December 31, 2009 – $2,920,835) of reclamation bonds deposited with United States financial institutions as collateral to cover potential costs of reclamation related to properties. Bonding deposits are refundable, once the reclamation is complete.

5.	Mineral properties

	USA		Canada	Total

	Lost Creek/	Other US	Canadian
	Lost Soldier	Properties	Properties
	$	$	$	$

Balance, December 31, 2009	24,324,656	4,884,973	523,667	29,733,296

Acquisition costs	-	211,576	-	211,576
Labor, outside services and other costs	-	410,652	-	410,652
Property write-offs	-	(381,252)	-	(381,252)

Balance, September 30, 2010	24,324,656	5,125,949	523,667	29,974,272

United States

Lost Creek and Lost Soldier

The Company acquired certain Wyoming properties when Ur-Energy USA Inc. entered into the Membership Interest Purchase Agreement (“MIPA”) with New Frontiers Uranium, LLC effective June 30, 2005.  Under the terms of the MIPA, the Company purchased 100% of the issued and outstanding membership interests in NFU Wyoming, LLC.  Assets acquired in this transaction

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2010

(expressed in Canadian dollars)
include the Lost Creek and Lost Soldier projects and a development database.  The 100% interest in NFU Wyoming was purchased for an aggregate consideration of $24,515,832 (US$20,000,000) plus interest.

A royalty on future production of 1.67% is in place with respect to 20 claims comprising a small portion of the Lost Creek project claims.

Other U.S. Properties

The Company holds other mineral properties in the U.S. including EN, LC North and LC South as well as other exploration properties.

During the three and nine months ended September 30, 2010, the Company wrote off mineral property costs associated with the Kaycee claims.  During the year ended December 31, 2009, the Company wrote off mineral property costs associated with the Muggins Mountain claims in Arizona.

Canada

The Company's Canadian properties include Screech Lake and Gravel Hill, which are located in the Thelon Basin, Northwest Territories and Bugs, which is located in the Kivalliq region of the Baker Lake Basin, Nunavut.  During the year ended December 31, 2009, the Company wrote off mineral property costs associated with the Eyeberry claims.

6.	Capital assets
	September 30, 2010			December 31, 2009
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
	$	$	$	$	$	$

Rolling stock	1,922,483	1,035,281	887,202	1,646,607	792,538	854,069
Machinery and equipment	293,911	198,454	95,457	277,552	160,212	117,340
Furniture, fixtures and leasehold improvements	74,992	35,758	39,234	72,687	29,167	43,520
IT	557,998	335,662	222,336	523,997	246,211	277,786
Pre-construction costs	2,083,149	-	2,083,149	1,446,406	-	1,446,406

	4,932,533	1,605,155	3,327,378	3,967,249	1,228,128	2,739,121

7.	Equity investments

In the third quarter of 2009, the other member of The Bootheel Project, LLC (the “Project”) completed its earn-in requirement by spending US$3.0 million and now has a 75% interest in the Project with the Company retaining the other 25%.  From the date of the earn-in, the other member is now required to fund 75% of the Project’s expenditures and the Company the remaining 25%. As the Company is no longer the controlling member of the Project, the Project is now accounted for using the equity accounting method with the Company’s proportionate share of the Project’s loss included in the Statement of Operations from the date of earn-in and the Company’s net investment reflected on the Balance Sheet.

8.	Asset retirement obligation

The Company has recorded $620,728 for asset retirement obligations (December 31, 2009 – $503,712) which represents an estimate of costs that would be incurred to remediate the exploration and development properties.  The retirement obligations recorded relate entirely to exploration and development drill holes, related monitor wells and site disturbance on the Company's U.S. properties.

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2010

(expressed in Canadian dollars)

9.	Shareholders’ equity and capital stock

Authorized

The Company is authorized to issue an unlimited number of no-par common shares and an unlimited number of Class A preference shares with the rights, privileges and restrictions as determined by the Board of Directors at the time of issuance.

No class A preference shares have been issued

	Capital Stock				Contributed	Accumulated
	Shares	Amount	Warrants	Surplus	Deficit	Equity
	#	$	$	$	$	$

Balance, December 31, 2009	93,940,568	144,053,337	-	13,671,699	(77,573,506)	80,151,530

Exercise of stock options	9,213	9,991	-	(3,450)	-	6,541
Common shares issued for cash, net of issue costs	5,000,000	4,700,151	-	-	-	4,700,151
Non-cash warrant costs			37,013	-		37,013
Non-cash stock compensation	-	-	-	528,604	-	528,604
Net loss and comprehensive loss	-	-	-	-	(12,499,673)	(12,499,673)

Balance, September 30, 2010	98,949,781	148,763,479	37,013	14,196,853	(90,073,179)	72,924,166

Issuances

On May 31, 2010, the Company completed a private placement of 5,000,000 common shares at $1.00 per share raising gross proceeds of $5,000,000.  Total direct share issue costs, including the placement agent’s commission, were $299,849.

In May 2010, 9,213 common shares were issued pursuant to the exercise of stock options.

Restricted Share Units (“RSU”)

On May 7, 2010, the Company’s Board of Directors approved the adoption of the Company’s restricted share unit plan (the “RSU Plan”).  Eligible participants under the RSU Plan include directors, officers and employees of the Company.  Under the terms of the RSU Plan, RSUs vest with participants as follows: 50% on the first anniversary of the date of the grant and 50% on the second anniversary of the date of the grant.

As of September 30, 2010, no restricted shares have been awarded under the RSU Plan.

Warrants

The Company is committed to issue 100,000 warrants to purchase stock at $1.20 per share to its consultant GVC Advisors, LLC on November 1, 2010.  During the three and nine months ended September 30, 2010, the Company recorded $37,013 in non-cash warrant costs related to the commitment.

 Stock options

On November 17, 2005, the Company’s Board of Directors approved the adoption of the Company's stock option plan (the “Option Plan”).  Eligible participants under the Option Plan include directors, officers and employees of the Company and consultants to the Company.  Under the terms of the Option Plan, options generally vest with Option Plan participants as follows: 10% at the date of grant; 22% four and one-half months after grant; 22% nine months after grant; 22% thirteen and one-half months after grant; and, the balance of 24% eighteen months after the date of grant.

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2010

(expressed in Canadian dollars)

Activity with respect to stock options is summarized as follows:

		Weighted-
		average
	Options	exercise price
	#	$

Outstanding, December 31, 2009	8,361,452	1.65
Granted	798,537	0.81
Exercised	(9,213)	0.71
Forfeited	(75,470)	0.84
Expired	(202,307)	1.83

Outstanding, September 30, 2010	8,872,999	1.58

As at September 30, 2010, outstanding stock options are as follows:

	Options outstanding		Options exercisable
		Weighted-		Weighted-
		average		average
Exercise		remaining		remaining
price	Number	contractual	Number	contractual
$	of options	life (years)	of options	life (years)	Expiry

1.25	2,400,800	0.1	2,400,800	0.1	November 17, 2010
2.01	75,000	0.5	75,000	0.5	March 25, 2011
2.35	1,450,000	0.6	1,450,000	0.6	April 21, 2011
2.75	329,200	1.0	329,200	1.0	September 26, 2011
1.65	74,714	1.6	74,714	1.6	May 4, 2012
4.75	30,000	1.6	30,000	1.6	May 15, 2012
3.67	200,000	1.8	200,000	1.8	July 15, 2012
3.00	437,500	1.9	437,500	1.9	August 9, 2012
3.16	50,000	2.0	50,000	2.0	September 17, 2012
2.98	50,000	2.0	50,000	2.0	October 5, 2012
4.07	30,000	2.1	30,000	2.1	November 7, 2012
2.11	25,000	2.5	25,000	2.5	March 19, 2013
1.65	865,000	2.6	865,000	2.6	May 8, 2013
1.72	25,000	2.9	25,000	2.9	August 6, 2013
0.71	949,994	3.4	949,994	3.4	February 9, 2014
0.64	75,000	3.4	75,000	3.4	March 11, 2014
0.90	1,086,064	3.9	586,472	3.9	September 2, 2014
0.81	719,727	4.4	230,310	4.4	March 5, 2015

1.58	8,872,999	1.8	7,883,990	1.6

During the nine months ended September 30, 2010, the Company recorded a total of $528,604 related to stock based compensation (2009 – $757,288).  This amount is included in shareholders’ equity as contributed surplus and is recorded as an expense.

Ur-Energy Inc.
(a Development Stage Company)
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2010

(expressed in Canadian dollars)

Fair Value Calculations

The fair value of options granted and warrants authorized during the nine months ended September 30, 2010 and 2009 was determined using the Black-Scholes option pricing model with the following assumptions:

	2010	2009

Expected warrant life (years)	2.75	-
Expected option life (years)	3.12 - 3.14	2.85 - 3.01
Expected volatility	81-82%	82 - 83%
Risk-free interest rate	1.7-1.9%	1.4 - 1.9%
Forfeiture rate	4.3%	4.4 - 4.6%
Expected dividend rate	0%	0%

10.	Segmented information

The Company’s operations comprise one reportable segment being the exploration and development of uranium resource properties.  The Company operates in the United States and Canada.  Capital assets segmented by geographic area are as follows:

	September 30, 2010
	United States	Canada	Total
	$	$	$

Bonding and other deposits	3,956,879	-	3,956,879
Mineral properties	29,450,605	523,667	29,974,272
Capital assets	3,327,378	-	3,327,378
Investments	2,769,117	-	2,769,117

	December 31, 2009
	United States	Canada	Total
	$	$	$

Bonding and other deposits	2,920,835	-	2,920,835
Mineral properties	29,209,629	523,667	29,733,296
Capital assets	2,736,940	2,181	2,739,121
Investments	2,769,117	-	2,769,117

11.	Commitments

Although construction of the Lost Creek plant will not begin until receipt of the necessary authorizations, request for quotations for all major process equipment at the Lost Creek project have been prepared and solicited from vendors and contractors.  Bids are currently being evaluated and procurement will be ongoing through the commencement of construction.

Purchase orders totaling US$2.0 million have been issued for ion exchange columns and other process equipment.  Payments of US$1.1 million have been made to date on these purchase orders.